EXHIBIT 99.1

YAMANA GOLD ANNOUNCES BOARD OF DIRECTORS APPOINTMENT

TORONTO, ONTARIO, August 28, 2017 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”) is pleased to announce Robert Gallagher has been appointed to its Board of Directors (“the Board”).

Mr. Gallagher has more than 35 years of experience in the mining industry and is a Professional Engineer with a specialty in mineral processing. Most recently, he held the position of President and Chief Executive Officer at New Gold Inc. (“New Gold”), a multinational mining company with gold, silver and copper containing assets in the Americas and Australia.  During Mr. Gallagher’s tenure, New Gold expanded its portfolio through organic growth and the addition of both producing assets and development projects.  Prior to New Gold, Mr. Gallagher held increasingly senior management roles at Newmont Mining Corporation over a seven year period, including Vice President Operations, Asia Pacific; Vice President, Indonesian Operations; and General Manager, Batu Hijau. Earlier in his career, Mr. Gallagher worked at a number of operating mines located throughout the Americas and Asia in various plant engineer, metallurgical, and mine management roles, including most notably 15 years at Placer Dome Inc.

Mr. Gallagher is a highly regarded mining operator and project development executive with a focus on precious metals operations. He has been recognized by industry associations for his contributions throughout his career, most notably in 2013 he accepted the Prospector & Developer Association of Canada’s Viola R. MacMillan Award for Company or Mine Development on behalf of New Gold and in 2014 he was jointly recognized by the Association for Mineral Exploration British Columbia with the E.A. Scholz Award for excellence in mine development. His addition to the Board is consistent with the Company’s previously announced commitment to enhance the Board’s operational depth.

With the pending retirement to an emeritus role of two directors, the Board will be comprised of 11 persons with diverse backgrounds ranging from geology and exploration to project development to operations to finance.

Peter Marrone, Chairman and Chief Executive Officer, commented as follows: “We are extremely pleased with the addition of Bob to Yamana’s Board.  He brings significant mine operating and mine building expertise that is complemented by his wide ranging international experience.  Our objective has been to improve the diversity of perspectives on our Board, and the addition of Bob further enhances our efforts to date and we look forward to his contributions going forward.”

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations and Corporate Communications

416-815-0220

1-888-809-0925

Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to continued drilling at the Odyssey deposit, the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition and the Brio Gold investment, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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